Givaudan

Media Release

First quarter 2006 sales: Strong start into 2006

Geneva, Switzerland - 7 April 2006 - In the first quarter 2006, Givaudan recorded sales of CHF 754.1 million, resulting in a growth of 6.2% in local currencies and 12.8% in Swiss francs. Givaudan again clearly outgrew the market. 2005 comparables and the strong US dollar have partially contributed to this solid performance.

Sales January – March 2006

In million CHF	2006	2005	Change in % in CHF	Change in % in Local Currencies
Fragrance Division	313.6	273.1	14.8	8.6
Flavour Division	440.5	395.6	11.4	4.5
Total	**754.1**	**668.7**	**12.8**	**6.2**

Fragrance Division

The Fragrance division recorded first quarter sales of CHF 313.6 million which represents a growth of 8.6% in local currencies and 14.8% in CHF. Growth in the core business, Fine Fragrances, Consumer Products and Speciality Ingredients, was in the high single-digits. Fine Fragrances showed double-digit growth, in Europe and in North America. Consumer Products showed growth in the high single-digits, whilst Fragrance Ingredients declined due to the strategy to further exit commodities. Specialty ingredients continued to grow at a double-digit rate.

Fine Fragrances had a good start into 2006, with sales in local currencies clearly above prior year. Both North America and Europe reported double-digit growth driven by several new launches and steady sales on existing business. Latin America showed relatively low sales growth, against the strong performance in 2005.

Consumer Products continued to show strong growth in all regions. Growth in North America came from regional as well as international customers. Sales in Asia Pacific increased across all customer groups with the strongest country performance being in India and Indonesia. Europe, Africa and Middle East (EAME) showed good growth with local customers, particularly in North Africa and the Middle East. Sales in Latin America were mainly driven by Mexico and Argentina. The strongest segment growth came from household and air care across all regions, followed by fabric care and personal wash.

Sales of **Fragrance Ingredients** showed a slight decline due to the further discontinuation of commodities. It has been largely offset by the continued double-digit growth of specialties, which showed a consistent strong growth since 2003. The ingredients portfolio has moved from low growth, low margin commodities to high impact, high value added, patent-protected ingredients. Some of these specialties now occupy a top 10 position within this business unit.

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Flavour Division

The Flavour division recorded first quarter sales of CHF 440.5 million which represents a growth of 4.5% in local currencies and 11.4% in Swiss francs. Latin America achieved a double-digit increase while Europe, Africa, Middle East (EAME) and North America showed a strong single-digit growth. The Beverage and Savoury segments showed the highest growth.

Sales in **Asia Pacific** declined slightly due to a strong first quarter 2005 comparable. China continued to post solid double-digit growth with highest growth recorded in the Beverage segment stemming from new wins with key customers. This performance was partially offset by the decline in sales in Japan. The completion of the new creation, technology and production centre in Shanghai is on schedule and will be operational from August 2006.

Latin America posted strong double-digit sales growth, driven by new wins in the beverage and confectionery segments. Strongest growth was reported in Argentina as well as a good single digit growth in Brazil.

Sales in **North America** showed a good single digit growth. The performance of the confectionery and beverage segments drove the region's results with Foodservice and the acquired IBF portfolio again posting excellent sales. The production transfers to the Devon facility are on schedule.

Sales in **Europe, Africa and the Middle East** showed good growth mainly driven by the rebound of the beverage segment which enjoyed double-digit growth due to new wins and good growth from established products of key customers. Both, Eastern Europe and the Middle East, reported good double digit gains whilst Western Europe reported single digit gains. In Duebendorf (Zurich, Switzerland) the groundbreaking for a new state-of-the art logistics centre took place in March. Scheduled for completion by end 2007, it will further enhance operational efficiencies with a fully-automated warehouse.

This afternoon, Givaudan will send out a media release reporting the decisions of its Annual General Meeting 2006.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

File N° 12G3-2B-82-5087

Givaudan

Media Release

Givaudan SA: Annual General Meeting 2006

Geneva, Switzerland, 7 April 2006 – The Annual General Meeting of Givaudan SA, the world leader in fragrances and flavours, took place in Geneva on 7 April 2006. It was attended by 179 shareholders, representing 2,763,687 (37.19%) of a total of 7,400,000 registered shares.

The shareholders' meeting approved the annual report and the annual accounts for 2005 and released the Board of Directors. In 2005, Givaudan increased substantially its net profit to CHF 406 millions, an improvement of 21% compared to 2004.

An ordinary dividend of CHF 17.60 per registered share was voted by the shareholders. It will be paid on 12 April 2006.

The Annual General Meeting re-elected Mr André Hoffmann, Prof John Marthinsen and Dr Jürg Witmer for another term to the Board of Directors of Givaudan.

The shareholders' meeting approved the proposal of the Board of Directors to cancel the 200,000 repurchased registered shares of the second buy back and to reduce the share capital by 2.7% from CHF 74,000,000 to CHF 72,000,000. The third ongoing programme initiated in May 2005 will continue until end of May 2007. The shareholders' meeting also approved the extension of the existing authorised capital of CHF 10'000'000 until 7 April 2008.

PricewaterhouseCoopers SA was re-elected as statutory and group auditors for 2006.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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Givaudan

Dividende pour l'exercice 2005

L'assemblée générale du 7 avril 2006 a décidé de payer le dividende suivant:

Par action nominative d'une valeur nominale de CHF 10.–	CHF 17.60
sous déduction de 35 % d'impôt anticipé	CHF 6.15
Versement net	CHF 11.45

Le versement sera effectué sans frais, dès le 12 avril 2006, par l'intermédiaire du Crédit Suisse First Boston et du Crédit Suisse, Zurich.

Genève, 7 avril 2006

Givaudan S.A.

310430